As filed with the Securities and Exchange Commission on
                         March 30, 1999

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

                           FORM 11-K

         /X/ ANNUAL REPORT PURSUANT TO SECTION 15 (d)
    OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

   For the period since inception through December 31, 1998

                               OR

    / / TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
       SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

         For the transition period from _____ to _____

                   Commission File No: 1-6926

                        C. R. Bard, Inc.

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               1998 Employee Stock Purchase Plan
                      of C. R. Bard, Inc.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        C. R. Bard, Inc.
                       730 Central Avenue
                     Murray Hill, NJ  07974

REQUIRED INFORMATION:

-    Report of Independent Public Accountants

-    Financial Statements

          Statement of Net Assets Applicable to Participants'
            Equity As of December 31, 1998

          Statement of Changes in Net Assets Applicable to
             Participants' Equity For the Period Since Inception
             Through December 31, 1998

-    Exhibit

          Consent of Arthur Andersen LLP

                           SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

                              1998 EMPLOYEE STOCK PURCHASE PLAN
                                    OF C. R. BARD, INC.
                                      (Name of Plan)



                              By:  Charles P. Slacik /s/
                                   Charles P. Slacik
                                   Senior Vice President and
                                   Chief Financial Officer

Dated:  March 30, 1999

               1998 Employee Stock Purchase Plan

                      of C. R. Bard, Inc.

                   Financial Statements As of

                       December 31, 1998

                       and for the Period

                    Since Inception Through

                       December 31, 1998

                         Together with

            Report of Independent Public Accountants

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To C. R. Bard, Inc.:


We have audited the accompanying statement of net assets applicable to participants' equity of the 1998 Employee Stock Purchase Plan of C. R. Bard, Inc. as of December 31, 1998 and the related statement of changes in net assets applicable to participants' equity for the period since inception through December 31, 1998. These financial statements are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets applicable to participants' equity as of December 31, 1998, and the changes in net assets applicable to participants' equity for the period since inception through December 31, 1998, in conformity with generally accepted accounting principles.



                                   Arthur Andersen LLP


Roseland, New Jersey
March 29, 1999

     1998 Employee Stock Purchase Plan of C. R. Bard, Inc.
   Statement of Net Assets Applicable to Participants' Equity
                    As of December 31, 1998




ASSETS:                                              1998

Investment, at fair value -
     Bard Common Stock                            $1,185,327

     Total investments                             1,185,327

     Total assets                                  1,185,327

Net assets applicable to participants equity      $1,185,327

The accompanying notes to financial statements are an integral part of this statement.

     1998 Employee Stock Purchase Plan of C. R. Bard, Inc.
               Statement of Changes in Net Assets
               Applicable to Participants' Equity
    For the Period Since Inception Through December 31, 1998


                                                     Bard
                                                    Common
                                                     Stock

NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY,
     Beginning of period                          $      ---

ADDITIONS:

     Employee contributions                          771,547
     Net appreciation of investments                 413,780

NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY,
     End of period                                $1,185,327

The accompanying notes to financial statements are an integral part of this statement.

     1998 Employee Stock Purchase Plan of C. R. Bard, Inc.

(1)  PLAN DESCRIPTION:

The following description of the 1998 Employee Stock Purchase Plan of C. R. Bard, Inc. (the "Plan") is provided for general information purposes. Participants of the Plan should refer to the Plan document for more detailed and complete information.

General

The Plan provides eligible employees of C. R. Bard, Inc. and its subsidiaries (the "Company") with an opportunity to purchase shares of the Company's common stock at a discount. Employees are eligible to participate in the Plan if they are employed at a domestic subsidiary or certain foreign subsidiaries. In addition, the employee's customary work week must be greater than 20 hours and the employee's customary employment must be greater than five months in any calendar year as well as certain other requirements.

Contributions

Plan participants may elect to make after-tax contributions through payroll deductions equal to whole percentages from 1% to 10% of "basic pay" as defined in the Company's retirement plan paid to the employee during the applicable payroll period. Payroll deductions are for six-month periods beginning each January 1st and July 1st (the Grant "Date"). All funds of participants received or held by the Company under the Plan before purchase of the shares of the Company's Common Stock shall be held by the Company without liability for interest or other increment.

Share Purchases

Except as provided in the Plan, shares of the Company's Common Stock shall be purchased on June 30 or December 31 or the following business day if such date is not a business day (the "Purchase Date"). Participants will purchase shares at 85% of the lower fair market value of the Company's Common Stock at either the Grant Date or the Purchase Date.

Vesting  -

Participants are always fully vested in their elective payroll contributions and shares of the Company's Common Stock purchased.

Distributions

Dividends are reinvested in the Plan unless instructed otherwise by the Participant. Participants may request their share certificates six months after purchase.

Tax Status -

It is intended that the Plan shall, at all times, meet the requirements of Section 423 of the Internal Revenue Code of 1986 and the plan administrator will, to the extent possible, interpret the provisions of the Plan so as to carry out such intent.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation

Beginning July 1st 1998 payroll deductions for the Plan began. On December 31st 1998, approximately 23,946 shares of the Company's Common Stock were purchased with participant contributions. No dividends receivable were due as of this date. The Company pays for all administrative fees for the Plan.

Estimates in the
Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

(3)    RELATED PARTY TRANSACTIONS:

As of December 31, 1998, the Plan holds 23,946 shares of the Company's Common Stock with a market value of $1,185,327. All these shares were issued from the Company's treasury shares.

(4)    PLAN TERMINATION

Although it has not expressed an intent to do so, the Company has the right under the Plan to terminate the Plan.

                         Exhibit Index


Exhibit 23  Consent of Arthur Andersen LLP

Exhibit 23

           CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS




To:  C. R. Bard, Inc.:

As independent public accountants, we hereby consent to the incorporation by reference of our report dated March 29, 1999, included in this Form 11-K into C. R. Bard, Inc.'s previously filed registration statement on Form S-8, Registration No. 333-51793.




                                ARTHUR ANDERSEN LLP

Roseland, New Jersey
March 29, 1999